UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

USELL.COM, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

917296204
(CUSIP Number)

Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 917296204	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
825,000 shares of Common Stock(1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
825,000 shares of Common Stock(1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
825,000 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  See Item 2 and Item 5.   Includes (i) 550,000 shares of Common Stock ("Shares") and (ii) 275,000 Shares issuable under warrants that are immediately exercisable.

(2)  This calculation is rounded to the nearest tenth and is based upon 28,626,999 Shares outstanding, which is the sum of (i) 28,351,999 Shares outstanding as of August 10, 2018 as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 14, 2018 (File No. 000-50494) and (ii) 275,000 Shares issuable under warrants that are immediately exercisable.

SCHEDULE 13D
CUSIP No. 917296204	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M3C Holdings LLC 20-6116984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
450,000 shares of Common Stock(1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
450,000 shares of Common Stock(1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,000 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  See Item 2 and Item 5.  Includes (i) 300,000 Shares and (ii) 150,000 Shares issuable under warrants that are immediately exercisable.

(2)  This calculation is rounded to the nearest tenth and is based upon 28,501,999 Shares outstanding, which is the sum of (i) 28,351,999 Shares outstanding as of August 10, 2018 as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 14, 2018 (File No. 000-50494) and (ii) 150,000 Shares issuable under warrants that are immediately exercisable.

SCHEDULE 13D
CUSIP No. 917296204	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Averick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,000 shares of Common Stock

	8	SHARED VOTING POWER
6,757,837 shares of Common Stock(1)

	9	SOLE DISPOSITIVE POWER
200,000 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
6,757,837 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,957,837 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.2% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  See Item 2 and Item 5.
(2)  This calculation is rounded to the nearest tenth and is based upon 28,776,999 Shares outstanding, which is the sum of (i) 28,351,999 Shares outstanding as of August 10, 2018 as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 14, 2018 (File No. 000-50494); (ii) 275,000 Shares issuable under warrants that are immediately exercisable by the Trust; and (iii) 150,000 Shares issuable under warrants that are immediately exercisable by M3C.

SCHEDULE 13D
CUSIP No. 917296204	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,358,837 shares of Common Stock(1)(2)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
5,358,837 shares of Common Stock(1)(2)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,358,837 shares of Common Stock(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.9% of outstanding shares of Common Stock(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes 500,000 Shares beneficially owned by Piton under options (the "Scott Tepfer Options") it acquired on December 20, 2016 from Scott Tepfer, President of We Sell Cellular LLC (which is a subsidiary of the Issuer) and an Executive Vice President of the Issuer.  The Scott Tepfer Options grant Piton the right to acquire up to 500,000 Shares from Scott Tepfer for $1.00 per share.  The Scott Tepfer Options expire on December 20, 2021 and may be exercised by Piton immediately in one or more transactions.
(2)  See Item 2 and Item 5.
(3)  This calculation is rounded to the nearest tenth and is based upon 28,351,999 Shares outstanding as of August 10, 2018 as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 14, 2018 (File No. 000-50494).

SCHEDULE 13D
CUSIP No. 917296204	Page 6 of 19 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 3") amends the Schedule 13D filed on December 30, 2016 (the "Original Schedule 13D"), as amended on June 2, 2017 ("Amendment No. 1") and November 22, 2017 ("Amendment No. 2").  The Original Schedule 13D, Amendment No.1, Amendment No. 2 and this Amendment No. 3 are collectively referred to herein as the "Schedule 13D".  Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given to them in the Original Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2).  The Original Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2) remains in full force and effect, except as specifically amended by this Amendment No. 3.
Item 2.     Identity and Background.
Item 2(b)(i) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
The address of the Trust is:
c/o Norton Rose Fulbright (US) LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: Frank S. Vellucci

Item 3.     Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
As of October 26, 2018, the Reporting Persons had collectively purchased an aggregate of 6,957,837 Shares (which includes Shares that can be purchased pursuant to certain warrants and options, as described below) over the course of various transactions for consideration totaling approximately $6.4 million.
On October 24, 2018, Piton and Brian Tepfer, Chief Executive Officer of We Sell Cellular LLC (which is a subsidiary of the Company) and a director and Executive Vice President of the Company, signed an amendment (the "Amendment") to their 2016 Purchase Agreement (defined in Item 6) to reduce the exercise price of the options granted by Brian Tepfer to Piton (the "Brian Tepfer Options") under their 2016 Purchase Agreement from $1.00 per share to $0.20 per share from October 24, 2018 until 11:59 PM on December 16, 2018.  On October 24, 2018, Piton exercised the Brian Tepfer Options in full by delivering written notice to Brian Tepfer pursuant to their 2016 Purchase Agreement and will therefore acquire 500,000 Shares from Brian Tepfer for $100,000 on October 31, 2018 (such transaction, the "2018 Option Exercise").  A copy of the Amendment is attached hereto as Exhibit K and incorporated herein by reference.
The Trust has the right to acquire 275,000 Shares under previously issued warrants that are immediately exercisable, and M3C has the right to acquire 150,000 Shares under previously issued warrants that are immediately exercisable (the "Warrants").  The issuance of the Warrants

SCHEDULE 13D
CUSIP No. 917296204	Page 7 of 13 Pages

was reported in a Form 8-K filed by the Company on August 15, 2014 (File No. 000-50494), with the form of the Warrants attached thereto as Exhibit 4.1.  Additionally, Piton has the right to acquire 500,000 Shares under options it acquired on December 20, 2016 from Scott Tepfer, President of We Sell Cellular LLC (which is a subsidiary of the Company) and an Executive Vice President of the Company, pursuant to their 2016 Purchase Agreement (the "Scott Tepfer Options").  The Scott Tepfer Options grant Piton the right to acquire up to 500,000 Shares from Scott Tepfer for $1.00 per share.  The Scott Tepfer Options expire on December 20, 2021 and may be exercised by Piton immediately in one or more transactions.
Certain Shares reported herein as beneficially owned by the Trust, M3C and Piton may be held from time to time in margin accounts established with such Reporting Persons' prime broker(s).  Therefore, a portion of the purchase price for the Shares may have been obtained through margin borrowing (including the $100,000 exercise price for the 2018 Option Exercise, which will be obtained through margin borrowing).  The Shares are held by the applicable Reporting Person in one or more commingled margin account(s), which may extend margin credit to the Reporting Person from time to time subject to applicable federal margin regulations, stock exchange rules and the prime brokers' credit policies. Certain positions held in the margin account are then pledged as collateral for the repayment of debit balances in the account. Each Reporting Person used cash on hand to fund the portion of the purchase price for the Shares that were not obtained through margin borrowing.
Item 4.     Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity.
Robert Averick and other representatives and advisers of Kokino, which provides investment management services to the Reporting Persons, continue to engage in ongoing discussions with management of the Company, other shareholders of the Company and other persons concerning the Company's finances, capitalization, strategy, business (including potential commercial opportunities) and operations.  Mr. Averick and other representatives and advisers of Kokino intend to continue to engage in such discussions with the Company (including its officers and directors), other shareholders of the Company and other relevant parties concerning such matters.  Mr. Averick works closely with the Company to provide his perspective on any matter that the Company and its representatives present to him or bring to his attention as a large shareholder of the Company.  Kokino has executed a Confidentiality and Non-Disclosure Agreement with the Company to facilitate this work.
Mr. Averick frequently speaks with the Company about its capital needs and sources and intends to continue such discussions.  Based on such discussions, the Reporting Persons may take a number of actions to maximize the value of their investment, including increasing the size of their investment in the Company.  From time to time, Mr. Averick also intends to provide his perspectives to the Company and other relevant parties on matters that may result in the

SCHEDULE 13D
CUSIP No. 917296204	Page 8 of 19 Pages

Reporting Persons reducing or exiting their respective investments in the Company, including through a sale of all or part of the Company.  Ultimately, a Reporting Person's decision to increase or decrease the size of its investment in the Company will depend upon numerous factors deemed important by Mr. Averick, including, among other things, the price and availability of securities of the Company; subsequent developments affecting the Company; the Company's business and prospects; general stock market and economic conditions; tax considerations; ongoing evaluation of the Company's business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; the attitudes and actions of the Board of Directors and management of the Company; and other factors deemed relevant by Mr. Averick.
Mr. Averick and Kokino's other representatives and advisers may, on behalf of the Reporting Persons, consider, formulate, discuss and seek to cause the Company to implement other plans or proposals intended to enhance shareholder value, including plans or proposals that may involve changes to board structure and composition, capital allocation, portfolio diversification and strategic transactions (including joint ventures).  Any such actions or transactions may be taken, advocated by, or involve Mr. Averick acting on behalf of the Reporting Persons alone or in conjunction with other shareholders, financing sources and/or other third parties, and could include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, namely: (i) the acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.
The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

SCHEDULE 13D
CUSIP No. 917296204	Page 9 of 19 Pages

The 2018 Option Exercise and the other matters contemplated thereby as described in this Amendment No. 3 are hereby incorporated by reference to the extent that they constitute plans or proposals of any of the Reporting Persons with respect to the acquisition of additional securities of the Issuer, a material change of the capitalization or as otherwise required to be described in Item 4.

SCHEDULE 13D
CUSIP No. 917296204	Page 10 of 19 Pages

Item 5.     Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. The Trust[2]
	Sole Voting Power	825,000	2.9%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	825,000	2.9%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	825,000	2.9%

	2. M3C3
	Sole Voting Power	450,000	1.6%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	450,000	1.6%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	450,000	1.6%

1 This calculation is rounded to the nearest tenth and is based upon 28,351,999 Shares outstanding as of August 10, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 14, 2018 (File No. 000-50494) (unless otherwise noted below).

2 The Trust is a member of Piton, along with other "Family Clients" (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino.  The Shares and percent of class beneficially owned by the Trust include 275,000 Shares issuable under the Warrants, which are immediately exercisable, but does not include any Shares beneficially owned by Piton.

3 M3C is a member of Piton, along with other Family Clients of Kokino.  The Shares and percent of class beneficially owned by M3C include 150,000 Shares issuable under the Warrants, which are immediately exercisable, but does not include any Shares beneficially owned by Piton.

SCHEDULE 13D
CUSIP No. 917296204	Page 11 of 19 Pages

	Shares Beneficially Owned	Percent of Class[1]
3. Mr. Averick[4]
Sole Voting Power	200,000	0.7%
Shared Voting Power	6,757,837	23.5%
Sole Dispositive Power	200,000	0.7%
Shared Dispositive Power	6,757,837	23.5%
Aggregate Voting and Dispositive Power	6,957,837	24.2%

4. Piton[5]
Sole Voting Power	5,358,837	18.9%
Shared Voting Power	-0-	0%
Sole Dispositive Power	5,358,837	18.9%

4        Mr. Averick's principal occupation is acting as a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including the Trust, M3C and Piton.  As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 6,957,837 Shares, which is the sum of 200,000 Shares Mr. Averick purchased in the November 2017 Transaction and the following Shares beneficially owned by Mr. Averick and other Reporting Persons: (i) 825,000 Shares beneficially owned by the Trust; (ii) 450,000 Shares beneficially owned by M3C; (iii) 5,358,837 Shares beneficially owned by Piton; and (iv) 124,000 Shares beneficially owned by Mr. Averick with his wife. With respect to the 124,000 Shares beneficially owned by Mr. Averick with his wife, Mr. and Mrs. Averick are deemed to share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM). Also, Mr. Averick's incentive compensation as an employee of Kokino, which is calculated in Kokino's discretion, may be based, among other things, on the performance of Shares held by the Trust, M3C and Piton. Such compensation may be paid in cash and/or by way of increasing Mr. Averick's minority interest in Piton (either directly or indirectly through PCM). The Shares and percent of class beneficially owned by Mr. Averick include (i) 275,000 Shares issuable under the Warrants, which are immediately exercisable by the Trust and (ii) 150,000 Shares issuable under Warrants, which are immediately exercisable by M3C.

 5       Piton is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in the Family Office Rule) of Kokino.  The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino.  Piton is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in Shares. PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Reporting Persons reporting on this Schedule 13D.  The Shares and percent of class beneficially owned by Piton includes 500,000 Shares beneficially owned by Piton under the Scott Tepfer Options that have not been exercised.

SCHEDULE 13D
CUSIP No. 917296204	Page 12 of 19 Pages

	Shares Beneficially Owned	Percent of Class[1]
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	5,358,837	18.9%

(c)	As described in Item 3 (which description is incorporated herein by reference), the 2018 Option Exercise occurred on October 24, 2018.
(d)
Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
On December 20, 2016, Brian Tepfer, Chief Executive Officer of We Sell Cellular LLC (which is a subsidiary of the Company) and a director and Executive Vice President of the Company, and Scott Tepfer, President of We Sell Cellular LLC and an Executive Vice President of the Company (Brian Tepfer and Scott Tepfer are collectively referred to in this Schedule 13D as the "Tepfer Sellers"), each sold 500,000 Shares at $1.00 per share to Piton (the "2016 Tepfer Purchased Shares"), along with the Brian Tepfer Options and the Scott Tepfer Options (each as defined in Item 3).  Each Tepfer Seller sold the 2016 Tepfer Purchased Shares and issued such options to Piton in simultaneous private transactions pursuant to a Common Stock Purchase and Option Agreement dated December 20, 2016 by and between Piton and each Tepfer Seller (each, a "2016 Purchase Agreement" and collectively the "2016 Purchase Agreements"). The Brian Tepfer Options and Scott Tepfer Options expire on December 20, 2021 and may be exercised by Piton immediately in one or more transactions.
As discussed in Item 3 (which discussion is incorporated herein by reference), on October 24, 2018, Piton and Brian Tepfer signed the Amendment to reduce the exercise price of the Brian Tepfer Options from $1.00 per share to $0.20 per share from October 24, 2018 until 11:59 PM on December 16, 2018.  On October 24, 2018, Piton exercised the Brian Tepfer Options in full by providing written notice to Brian Tepfer.
               On June 2, 2017, Scott Tepfer sold 679,418 Shares at $1.00 per share to Piton and Brian Tepfer sold 679,419 Shares to Piton at $1.00 per share (collectively, the "June 2017 Tepfer Purchased Shares").  Each Tepfer Seller sold the June 2017 Tepfer Purchased Shares to Piton in private transactions pursuant to a Common Stock Purchase Agreement by and between Piton and

SCHEDULE 13D
CUSIP No. 917296204	Page 13 of 19 Pages

each Tepfer Seller (each, a "June 2017 Purchase Agreement" and collectively the "June 2017 Purchase Agreements").
Pursuant to that certain Securities Purchase Agreement dated as of November 16, 2017 among the Company, Piton, Mr. Averick and other purchasers (the "November 2017 Purchase Agreement"), Piton acquired 2,000,000 Shares at $0.50 per share from the Company and Mr. Averick acquired 200,000 Shares at $0.50 per share from the Company at the initial closing on November 16, 2017.  The initial closing of this private placement (the "November 2017 Transaction") was reported in a Form 8-K filed by the Company on November 22, 2017 (File No. 000-50494).
References to, and descriptions of, each 2016 Purchase Agreement, each June 2017 Purchase Agreement, the November 2017 Purchase Agreement and the Amendment as set forth in this Schedule 13D are qualified in their entirety by the terms of such agreements, copies of which are filed herewith as Exhibit C, Exhibit D, Exhibit F, Exhibit G, Exhibit H and Exhibit K, respectively, and incorporated by reference herein.
As an inducement to Piton to enter into each 2016 Purchase Agreement, the Company granted "demand" and "piggy back" registration rights to Piton and the other Reporting Persons for as long as they qualify as clients of Kokino (the "Kokino Clients") pursuant to a Registration Rights Agreement, dated December 20, 2016 (the "December 2016 Registration Rights Agreement"). If the demand registration rights are exercised in accordance with the terms and conditions of the December 2016 Registration Rights Agreement, the Kokino Clients who participate in the registration will severally, not jointly, reimburse the Company for the Kokino Clients' pro rata portion of certain expenses incurred in connection with the demand registration based on the number of Shares held by the Kokino Clients that are included in the registration statement.  The Kokino Clients may only exercise their demand registration rights from time to time when the Company is obligated to file its Form 10-K or a Form 10-Q.  References to, and descriptions of, the December 2016 Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by the terms of the December 2016 Registration Rights Agreement, a copy of which is filed herewith as Exhibit E and incorporated by reference herein.
As an inducement to Piton and Mr. Averick to enter into the November 2017 Purchase Agreement, the Company, Piton, Mr. Averick and the other purchasers purchasing shares in the November 2017 Transaction (such shares, the "2017 USEL Purchased Shares") entered into a Registration Rights Agreement (the "November 2017 Registration Rights Agreement"), pursuant to which the Company agreed to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") on Form S-1 by November 30, 2017 to register the resale of the 2017 USEL Purchased Shares.  The Company also agreed, subject to certain conditions and exclusions, to include the resale of the 2017 USEL Purchased Shares in any registration statement that the Issuer files under the Securities Act.  References to, and descriptions of, the November 2017 Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by the terms of the November 2017 Registration Rights Agreement, a copy of which is filed herewith as Exhibit I and incorporated by reference herein.
In connection with the November 2017 Transaction, the Company requested Piton to execute a letter (the "Deferral Letter") which immediately defers its "demand" and "piggy back"

SCHEDULE 13D
CUSIP No. 917296204	Page 14 of 19 Pages

registration rights under the December 2016 Registration Rights Agreement.  This deferral will terminate six months after the earlier of (i) the date the Form S-1 being filed in connection with the November 2017 Transaction is declared effective and (ii) the date the Form S-1 is required to be declared effective under the November 2017 Registration Rights Agreement (the "Deferral Period").  However, if the Company does not file the Form S-1 by January 5, 2018 or if the Company does not consummate the Initial Closing by the latest permissible date under the November 2017 Purchase Agreement, this deferral shall terminate. Additionally, the Company agreed to not file any registration statements (other than a Form S-8) unrelated to the November 2017 Transaction during the Deferral Period.  References to, and descriptions of, the Deferral Letter as set forth in this Item 6 are qualified in their entirety by the terms of the Deferral Letter, a copy of which is filed herewith as Exhibit J and incorporated by reference herein.
As disclosed in Item 3, the Trust and M3C currently hold Warrants to acquire additional Shares which are immediately exercisable.  The issuance of the Warrants was reported in a Form 8-K filed by the Company on August 15, 2014 (File No. 000-50494), with the form of the Warrants attached thereto as Exhibit 4.1.
From time to time, the Trust, M3C and Piton may hold a portion of their assets, which may include some of the Issuer's securities, in prime brokerage accounts at one or more institutions, which accounts may provide the Trust, M3C and Piton with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Issuer's securities owned by the Trust, M3C or Piton are held from time to time in such prime broker accounts, they may be subject to such counterparty rights.
Item 7.	Material to be Filed as Exhibits.
The disclosure in Item 7 of the Schedule 13D is hereby supplemented by adding the following in appropriate alphabetical order:
Exhibit K.     Amendment No. 1 dated October 24, 2018 to the Common Stock Purchase and Option Agreement dated as of December 20, 2016 between Piton and Brian Tepfer.

SCHEDULE 13D
CUSIP No. 917296204	Page 15 of 19 Pages

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Dated: October 26, 2018
/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
M3C Holdings LLC
	By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
	By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

SCHEDULE 13D
CUSIP No. 917296204	Page 16 of 19 Pages

EXHIBIT K
AMENDMENT NO. 1 TO
 COMMON STOCK PURCHASE AND OPTION AGREEMENT
Amendment No. 1 to Common Stock Purchase and Option Agreement, dated as of October 24, 2018 (the "Amendment"), between Piton Capital Partners LLC, a Delaware limited liability company (the "Purchaser"), and Brian Tepfer (the "Seller", and together with the Purchaser, the "Parties", and each, a "Party").
WHEREAS, the Parties have entered into a Common Stock Purchase and Option Agreement, dated December 20, 2016 (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its provisions, the "Existing Agreement"); and
WHEREAS, the Parties hereto desire to amend the Existing Agreement to modify the Option Price (as defined in the Existing Agreement) on the terms and subject to the conditions set forth herein; and
WHEREAS, pursuant to Section 8(g) of the Existing Agreement, the amendments contemplated by the Parties must be contained in a written agreement signed by each Party.
NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
1. Definitions. Capitalized terms used and not defined in this Amendment have the respective meanings assigned to them in the Existing Agreement.
2. Amendments to the Existing Agreement.
(a)	As of the Effective Date (defined below), Section 2(d) of the Existing Agreement is hereby deleted in its entirety and replaced with the following:
The purchase price to be paid by Purchaser to the Seller for the purchase of the applicable Option Shares shall be One Dollar ($1.00) per Option Share (the "Option Price"); provided, that the Option Price during the period of time beginning on October 24, 2018 and ending at 11:59 PM (EST) on December 16, 2018 shall be Twenty Cents ($0.20) per Option Share. The number of Option Shares subject to the Option and the Option Price shall be equitably adjusted in the event of a stock split, stock dividend or other subdivision, consolidation or combination of the Shares such that upon exercise of the Option for the same aggregate Option Price, Purchaser shall receive the same corresponding value as Purchaser would have received had it exercised the Option

SCHEDULE 13D
CUSIP No. 917296204	Page 17 of 19 Pages

immediately prior to such stock split, stock divided or other subdivision or consolidation of the Shares and participated in such stock split, stock dividend or other subdivision, consolidation or combination. Additionally, if at any time after the Agreement Date the Company distributes cash, securities, evidence of indebtedness or other assets or property (including, for example, a cash dividend) and such distribution is not contemplated by the second sentence of this Section 2(d), then the Option Price shall be automatically reduced by the fair market value of the cash, securities, evidence of indebtedness or other assets or property applicable to one share of the Shares to the extent such distribution is (or will be) received by Seller.
(b)	As of the Effective Date, all references to "Chadbourne & Parke LLP" in the Existing Agreement shall be replaced with "Norton Rose Fulbright (US) LLP".
3. Date of Effectiveness; Limited Effect. This Amendment will be effective as of the date first written above (the "Effective Date"). Except as expressly provided in this Amendment, all of the terms and provisions of the Existing Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the Parties. Without limiting the generality of the foregoing, the amendments contained herein will not be construed as an amendment to or waiver of any other provision of the Existing Agreement or as a waiver of or consent to any further or future action on the part of either Party that would require the waiver or consent of the other Party. On and after the Effective Date, each reference in the Existing Agreement to "this Agreement," "the Agreement," "hereunder," "hereof," "herein," or words of like import, and each reference to the Existing Agreement in any other agreements, documents, or instruments executed and delivered pursuant to, or in connection with, the Existing Agreement, will mean and be a reference to the Existing Agreement as amended by this Amendment.
4. Representations and Warranties. Each Party hereby represents and warrants to the other Party that:
(a)	It has the full right, power, and authority to voluntarily enter into this Amendment and to perform its obligations hereunder and under the Existing Agreement as amended by this Amendment.
(b)
The execution of this Amendment by the individual whose signature is set forth at the end of this Amendment on behalf of such Party, and the delivery of this Amendment by such Party, have been duly authorized by all necessary action on the part of such Party.

(c)	This Amendment has been executed and delivered by such Party and (assuming due authorization, execution, and delivery by the other Party hereto)

SCHEDULE 13D
CUSIP No. 917296204	Page 18 of 19 Pages

constitutes the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms.
5. Miscellaneous.
(a)	This Amendment is governed by and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws provisions of such State.
(b)	This Amendment shall inure to the benefit of and be binding upon each of the Parties and each of their respective successors and assigns.
(c)	The headings in this Amendment are for reference only and do not affect the interpretation of this Amendment.
(d)
This Amendment may be executed in counterparts, each of which is deemed an original, but all of which constitute one and the same agreement. Delivery of an executed counterpart of this Amendment electronically or by facsimile shall be effective as delivery of an original executed counterpart of this Amendment.

(e)
This Amendment constitutes the sole and entire agreement between the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

(f)	Each Party shall pay its own costs and expenses in connection with this Amendment (including the fees and expenses of its advisors, accountants, and legal counsel).
[Signature Page Follows]

SCHEDULE 13D
CUSIP No. 917296204	Page 19 of 19 Pages

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

PURCHASER: PITON CAPITAL PARTNERS LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By: /s/ Brian Olson Name: Brian Olson Title: President & Chief Investment Officer
SELLER:
/s/ Brian Tepfer Brian Tepfer